Mail Stop 4561

November 10, 2008

Wang Yanbin
Chairman and Chief Executive Officer
Rodobo International, Inc.
380 Changjiang Road, Nangang District
Harbin, PRC 150001

> **Re:** **Rodobo International, Inc.**
> **Form 8-K filed October 6, 2008**
> **File No. 000-50340**

Dear Mr. Yanbin:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief